CO
September 12, 2008
Larry Spirgel Assistant Director United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Vector Intersect Security Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed: August 21, 2008
File No.: 000-52247

Dear Mr. Spirgel:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company’s revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Proxy Statement and all annexes filed therewith.

The Proxy Statement responds to the comments set forth in the Staff’s letter dated September 4, 2008 (the “Staff’s Letter”).

In order to facilitate your review of the Proxy Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Proxy Statement.

General

1.
We note your response to comment one from our letter dated July 31, 2008 and the disclosure added to pages 13 and 42. Please explain why Vector requested that Mr. Derek Dunaway become President of Cyalume in connection with entering into the definitive agreement and why this fact and the fact that he is currently President of Cyalume do not make the transaction an affiliated transaction. Discuss the control over Mr. Dunaway exercised directly or indirectly by Vector’s officers, directors and affiliates of Vector and the control Mr. Dunaway exercises directly or indirectly over Cyalume.

The disclosure on pages 13 and 45 has been revised to disclose that Mr. Dunaway was asked to become President of Cyalume by Vector and Cyalume’s Board of Directors because Cyalume’s Chief Executive Officer resigned at the request of Vector. The disclosure has also been revised to disclose that neither Vector nor Mr. Dunaway believe that Mr. Dunaway is under the control of SCP or Selway. Finally, the disclosure has been revised to provide that Mr. Dunaway would be considered to control Cyalume.

Larry Spirgel
September 12, 2008

2.
We note your disclosure on pages 13 and 42 that Vector’s initial public offering prospectus indicated Vector would not consummatea business combination with a company with which Vector’s officers or directors was affiliated or with which our officers or directors or any of their affiliates had a direct or indirect financial interest. Please revise this statement to be consistent with the disclosure in Vector’s initial public offering prospectus that Vector’s officers and directors would not recommendto shareholders a business combination with the aforementioned characteristics. In light of this agreement, discuss why Vector is only looking at the affiliate status of its officers, directors and their affiliates immediately prior to the signing of a definitive agreement and not at the time of the board’s current recommendation to shareholders to approve the business combination with Cyalume.

The disclosure on pages 13 and 45 has been revised in accordance with the Staff’s comments. The disclosure has also been revised to provide that it is possible that others might take an alternate view and that such parties might bring a claim against Vector.

3.
We note your response to comment three from our letter dated July 31, 2008 and the disclosure added to pages 10-11 and 33-34 that the TD Banknorth loan commitment requires the borrower to acquire interest rate protection in a form acceptable to the lender and, at this time, the borrower and the lender have not determined what would constitute acceptable interest rate hedging. In light of this contingency, it is not clear how you may assert that an agreement for the $30 million has been reached. Prominently disclose throughout the proxy statement that you have not obtained firm financing for the $26 million to $37 million shortfall you need to fund the cash portion of the consideration. In addition, provide us with a copy of the TD Banknorth commitment letter.

The disclosure on pages 11-12 and 36 has been revised to make clear that the closing of the TD Banknorth loan is subject to certain closing conditions. In addition, the Company has received and accepted a term sheet from a subordinated lender, which is disclosed on pages 11-12 and 36. The company has also added a risk factor on page 25 indicating that Vector might not be able to consummate the transaction with Cyalume if the loans cannot be closed. Under separate cover, pursuant to Rule 12b-4, the Company is providing you a copy of the commitment letter with TD Banknorth.

4.
We note your response to comment five from our letter dated July 31, 2008 and your revised disclosure on pages 2, 11 and 34. Please disclose the company’s intent to re-solicit proxies in the event that there are material changes to the terms of the transaction that occur with insufficient time to provide shareholders with additional proxy materials prior to the meeting.

The disclosure on pages 12 and 37 has been revised in accordance with the Staff’s comments.

Larry Spirgel
September 12, 2008

5.
Please revise your proxy statement to clarify and provide consistent disclosure about who will receive the merger consideration. For example, on page one, you disclose that you will pay merger consideration to three classes of equity holders of Cyalume’s sole shareholder, GMS Acquisition Partners; on page three, you disclose that the former beneficial holders of Cyalume will receive equity and cash merger consideration; and on page ten, you disclose that the current security holder of Cyalume will receive the merger consideration. In revising your disclosure, clarify whether there is one beneficial holder of Cyalume stock, GMS Acquisition Partners, or whether there are other beneficial holders. In this regard, your references throughout the proxy statement to the beneficial holders of Cyalume are confusing.

The disclosure throughout the proxy statement has been revised to clarify that:

•	GMS is the sole stockholder of Cyalume; and
•	That GMS will direct the payment of the transaction consideration.

The term “beneficial owners of Cyalume” was intended to mean the ultimate beneficial owners of Cyalume (i.e., the beneficial owners of GMS’s securities).
6.
We note your response to comment six from our letter dated July 31, 2008. It appears that the transaction may fall under Rule 145(a)(3) of the Securities Act and would require either registration or an exemption from registration. Furthermore, your disclosure on page 45 indicates that during the negotiation with Vector, Cyalume’s 19 beneficial shareholders indicated that they would accept equity for their common interest in Cyalume. In light of the non-accredited investor that you note is one of the beneficial owners of GMS Acquisition Partners, please provide a legal analysis as to the basis for your reliance upon Section 4(2) in the context of Rule 145(a)(3) and the offers described on page 45.

As described in the response to comment 5, GMS Acquisition Partners is the sole stockholder of Cyalume. It was GMS that accepted the terms of the merger consideration and specified that it would make determinations as to how to allocate the consideration to its 19 beneficial owners, one of whom is not accredited. The 19 beneficial owners of GMS securities were not individually involved in the negotiation of the terms of the transaction with Vector. The language has been revised to clarify that it was GMS that was negotiating the terms of the transaction with Vector.

The Company acknowledges that the transaction to acquire Cyalume is one that falls within the purview of Section 145 of the rules and regulations promulgated under the Securities Act. Section 145 provides that an offer is made to security holders when the security holders are asked to make a decision about whether to accept a new security for their existing securities. Section 4(2) of the Securities Act exempts transactions by an issuer not involving any public offering from the provisions of Section 5 of the Securities Act.

Larry Spirgel
September 12, 2008

Based on Rule 145, Vector made an offer to GMS during its discussions with Vector. However, since GMS is a single entity, the offering to GMS would clearly not be a “public offering” since it was not made to the public at large, and therefore exempt pursuant to Section 4(2). Assuming that the offering should be considered to have been made to all 19 beneficial owners of GMS securities, the transaction should likewise not be considered a public offering pursuant to Section 4(2) since it was made to a small number of persons without public solicitation by the Company (the only persons the Company would have been required to solicit were the holders of GMS Securities).

For the Staff’s information, the single non-accredited investor is the current controller of Cyalume.

Summary of the Material Terms of the Acquisition, page.1

7.
We note your response to comment seven from our letter dated July 31, 2008 and your revisions to pages 2 and 114. Please revise your preliminary proxy in both locations to clarify that such shares are subject to the same Rule 144 restrictions applicable to the currently unregistered Vector shares that you discuss on page 115. See Release No. 33-8869.

The disclosure on pages 2 and 120 has been revised in accordance with the Staff’s comments.

Summary, page 9

The Acquisition, page 10

8.
We note your response to comment three from our letter dated July 31, 2008 and the disclosure added to pages 10-11 and 33-34. Disclose the reasons why you did not seek to obtain the full amount necessary to provide for the maximum conversion.

The disclosure on pages 10 and 35 has been revised to disclose that $30 million was the maximum amount that TD Banknorth would loan to company.
9.
We note your response to comment four from our letter dated July 31, 2008, the disclosure added to pages 10 and 33 that indicates that Cyalume will be the borrower under the facilities, and that the loans will close concurrently with the transactions. Please clarify your disclosure to explain how such an arrangement is consistent with Section 2.3 of the Stock Purchase Agreement, which requires that the Purchaser pay the Closing Date Indebtedness on the Closing Date.

The disclosure on pages 10 and 35 has been revised in accordance with the Staff’s comments.
10.
We note your disclosure on page 11 that Vector will pay a commitment fee that is payable whether or not the transaction closes. Your disclosure on page 33 adds that Vector will pay the commitment fee prior to the closing whether or not the transaction closes. Please clarify to what closing you are referring—the closing of the financing or the closing of the transaction, Disclose when Vector’s obligation to pay the commitment fees begins and ends.

Larry Spirgel
September 12, 2008

The disclosure on pages 11 and 35 has been revised in accordance with the Staff’s comments.
11.
We note your response to comment 10 from our letter dated July 31, 2008 and your revised disclosure on pages 12 and 29. Please clarify whether the transaction referred to in your response refers to the formation of the company by Winston Churchill, as disclosed in your previously-revised preliminary proxy statement, or the acquisition of shares to be purchased by such company.

The disclosure in the previous proxy statement anticipated the formation of Mr. Churchill’s company in late July since it was a preliminary document and the entity would have been formed at the time that definitive materials were mailed to stockholders. The entity was never formed and no shares were purchased by Churchill or any entity controlled by him, nor has any arrangement been entered into by Mr. Churchill or any third parties relating to the purchase of shares of the Company’s securities.

12.
We note your response to comment 11 from our letter dated July 31, 2008 and your revised disclosure on pages 12 and 29 that members of your management team may aim to purchase shares from stockholders who would otherwise vote against the transaction. Please revise your disclosure to identify all members of the management team. Disclose how such members will identify which Vector common shares to purchase and whether such members or their representatives will entertain any offers to purchase before a public stockholder’s intention to vote against the Cyalume transaction is publicly disclosed. Move this disclosure to the summary subsection on page 17 that discusses Vector’s efforts to secure approval of the business combination.

The disclosure has been corrected to indicate that private transactions may be entered into by Mr. Eitan or Mr. Churchill to purchase shares of Vector common stock from stockholders of the Company who intended to vote against the transaction. Such language previously erroneously stated that such transactions would occur in the open market. This clarifies the Staff’s question about how such shares would be identified, as they would be identified through private negotiations. The disclosure on pages 17 and 31 has otherwise been revised in accordance with the Staff’s comments.

13.
We note your response to comment 12 from our letter dated July 31, 2008 and your revised disclosure on pages 12 and 29. Disclose how the following agreements apply to the members of your management team and the shares they purchase:

•	The agreement by initial stockholders to vote any shares acquired in the after market for approval of any business combination;
•	The agreement by initial stockholders not to demand redemption of any shares owned by them; and

Larry Spirgel
September 12, 2008

•	The waiver by initial stockholders of their rights to participate in any liquidation of the company with respect to any shares they own, including shares purchased in the after market.

Update your disclosure about interests of the members of your management team in the Cyalume acquisition to reflect any additional interests that may arise due to purchases by them.
The disclosure about the interests of the management team has been updated on pages 17 and 45. The disclosure on pages 19 and 29 has otherwise been revised in accordance with the Staff’s comments.
14.
We note your response to comment 13 from our letter dated July 31, 2008 and your revised disclosure on pages 13 and 111 that SCP Private Equity Management Company has no present plan or intention to sell or transfer these warrants to any third party. Please disclose the role such warrants may play in efforts to secure approval of the Cyalume transaction by Vector’s public stockholders in light of the other efforts by your management and underwriters to secure such approval. In addition, disclose whether SCP Private Equity Management Company acquired the warrants in the open market or in private transactions and the price it paid for the warrants.

The disclosure on pages 13 and 117 has been revised in accordance with the Staff’s comment.
15.
We note your response to comment 14 from our letter dated July 31, 2008 and your revised disclosure on pages 17 and 31. Please revise your disclosure to discuss any efforts by Cyalume and its affiliates to secure approval of the business combination by holders of Vector’s IPO shares. Additionally, revise your disclosure to clarify whether Rodman & Renshaw is included within the phrase “Vector nor its consultants or affiliates.”

The disclosure on pages 18 and 33 has been revised in accordance with the Staff’s comments. Rodman & Renshaw is not an affiliate or consultant to the Company, but language has been added that the Company is not aware of Rodman & Renshaw having engaged in any such activities.

Certain Information About Cyalume’s Current President, page 13

16.
We note your response to comment 15 from our letter dated July 31, 2008 and your revised disclosure on pages 13 and 101. As noted previously, your prior preliminary proxy statement disclosed and a SCP Partners webpage stated that Derek Dunaway was associated with Selway Partners, an SCP Partners portfolio company, from 2000 to 2006. Please advise why this disclosure was deleted from the preliminary proxy statement. If Derek Dunaway was associated with Selway Partners, as suggested both by your prior disclosure and the SCP Partners website, please disclose his position at Selway Partners. Clarify what is meant by the term SCP Partners Portfolio Company.

Larry Spirgel
September 12, 2008

In response to the Staff’s prior comment relating to explain what a “portfolio company” was, the disclosure was revised by deleting the phrase “portfolio company” and replacing it with the explanation of what the Company meant by that term (see the disclosure on pages 14 and 106). In accordance with the Staff’s comment, that term has been re-inserted into the document. In addition, the Staff will note that Mr. Dunaway worked for Techonline from 2000 to 2006, the “portfolio company” of Selway and SCP. The disclosure on page 101 was previously incorrect as indicating that Mr. Dunaway worked for Selway Partners and defining Selway as a portfolio company of SCP’s. The disclosure should have been that he worked for Techonline, which was a portfolio company of both Selway and SCP. As has been previously disclosed on page 13 (and as now revised on page 106), Mr. Dunaway was associated directly with Selway in 2000.

Proposal to Acquire Cyalume, page 32

Background. page 36

17.
We note your response to comment 19 from our letter dated July 31, 2008 and your revised disclosure on page 39. Disclose more specifically your efforts to locate a target company other than Cyalume after September 19, 2007.

The disclosure on page 42 has been revised in accordance with the Staff’s comments.

Background, page 36

Vector’s Reasons for the Acquisition and Its Recommendations page 43

18.
We note your response to comment 22 from our letter dated July 31, 2008 and your revised disclosure on pages 39 and 44-45. Please clarify your disclosure to indicate how Vector’s management determined at the time of its negotiations with Cyalume that a reduction in interest expense was possible since there was no commitment for financing at such time. In addition, clarify your disclosure to indicate how you determined the interest rate and cost savings you assert in light of the fact that you still have not finalized funding the $10 million you are currently seeking, and the disclosure added to pages 10-11 and 33-34 indicates that the TD loan commitment requires the borrower to acquire interest rate protection in a form acceptable to the lender and, at this time, the borrower and the lender have not determined what would constitute acceptable interest rate hedging.

As discussed in response to comment 3, above, the Company has entered into a term sheet for $12.5 million of senior subordinated financing. The disclosure on pages 41 and 47-48 has been revised to indicate that Vector’s discussions with Cyalume’s CFO and other members of the financial community let Vector management to believe that Cyalume’s interest expenses could be reduced and the disclosure of interest expense savings are subject to the loan transactions closing. The response to comment 25 indicates how the interest rate hedging percentage was calculated. The disclosure on pages 41 and 47-48 also indicates that Vector felt confident that interest rates could be lowered for Cyalume based on several informal discussions with people in the financial community.

Larry Spirgel
September 12, 2008

19.	We note the disclosure on page 41 that Mr. Dunaway met with the principles of Columbus Nova and discussed his role as President of Cyalume. Please clarify who Columbus Nova is.
The disclosure on page 41 has been revised to provide that Mr. Dunaway met with Cova Small Cap Holdings, which is a stockholder of GMS. Columbus Nova is a parent entity to Cova Small Cap Holdings.

Negotiations with Cyalume, page 45

20.
We note your response to comment 25 from our letter dated July 31, 2008 and your revised disclosure on page 46 noting revenue projections for 2009 and 2010 and that Cyalume projections for 2011 and 2012 were not relied upon. However, you have not disclosed the projections considered by ValueScope in rendering its opinion, and Vector’s board relied upon the ValueScope analysis. Additionally, you disclose on page 44 that Vector’s board considered not only overallrevenue projections, but various analyses conducted by management with the assistance of Rodman & Renshaw and provided by JSA Partners and ValueScope of the market segments, and business opportunity open to Cyalume. As a result, disclosure of projections relating to the individual sectors also would appear to be warranted.

Disclose all financial projections exchanged between Vector and Cyalume and all projections reviewed by Vector’s advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

The disclosure on page 49 and 50 has been revised to disclose the projected revenues for 2008 - 2012. These were the only projections reviewed by Vector’s advisors, although ValueScope did develop its own set of projections which were derived from the projections produced by Cyalume. However, these were projections produced by ValueScope solely for ValueScope’s use and were not relied on by management or any other advisor by Vector. Disclosure relating to segment projections has been added for 2008 - 2012. The key assumptions underlying the projections and the material bases for such assumptions are already included on page 51.

Cyalume’s Projections, page 46

21.
We note your response to comment 26 from our letter dated July 31, 2008 and your revised disclosure on page 46. Please revise to clearly summarize the analyses performed by Vector’s management in arriving at the $165 million valuation, including the nature of any material assumptions or projections used, along with the reasonable basis for relying upon such assumptions or projections.

The only projections used by Vector’s management in performing its analyses are those provided to Vector by Cyalume. The summary of the analysis performed by management is disclosed on page 51, in the last paragraph of the section entitled “Cyalume’s Projections”. The disclosure has been revised on page 45 to clarify these points.

Larry Spirgel
September 12, 2008

Guideline Public Company Analysis. page 49

22.
We note your response to comment 31 from our letter dated July 31, 2008 and your revised disclosure on pages 49 and 50. Please revise the charts on pages 50 and 51 to disclose the revenues, earnings, and transaction size for each of the companies/transactions analyzed.

In response to the Staff’s comment, the Company has included Schedule C of the fairness opinion provided by ValueScope which provides the information requested by the Staff.

Material Federal Income Tax Consequences, page 53

23.
We note your response to comment 32 from our letter dated July 31, 2008 and your new risk factor on page 26. Please revise the risk factor to briefly discuss why there is uncertainty regarding the material tax consequences to shareholders and to disclose the risks related to the possible alternative tax consequences. Revise your disclosure on pages 53 and 54 to discuss in more detail why there is uncertainty and to disclose the possible alternative tax consequences.

The disclosure on pages 28, 57 and 58, has been revised in accordance with the Staff’s comments.

Cyalume Management’s Discussion and Analysis, page68

Overview, Years Ended December 31, 2007 and 2006, page 72

24.
We note your response to comment 36 and the disclosure added to pages 73 and 74. It is not clear how you have determined the interest rates used to estimate interest expense savings and the basis for using those interest rates. As noted above, you have not finalized funding the $10 million you are currently seeking, and the disclosure added to pages 10-11 and 33-34 indicates that the TD loan commitment requires the borrower to acquire interest rate protection in a form acceptable to the lender and, at this time, the borrower and the lender have not determined what would constitute acceptable interest rate hedging. As a result, it is not clear how you may assert that an agreement for the $30 million has been reached. Please provide further support for your estimated interest expense savings taking into account these factors.

Pages 11, 25 and 36 have been revised to indicate that although a commitment letter has been signed with TD Banknorth, and that Vector had accepted a term sheet for $12.5 million of senior subordinated financing, there are other terms and conditions that are required to be met in order to close the various financing proposed by the financial institutions and that the pending loans should not be considered to represent firm financing until such time as they close.

Interest rates were determined in accordance with the signed TD Loan commitment as follows:

Larry Spirgel
September 12, 2008

1 Month	Plus	Plus
2007	Libor	Spread	Hedge	Totals
January	5.32%	+ 3.50%	+ 0.70%	= 9.52%	Max Approval:
February	5.32	+ 3.50	+ 0.70	= 9.52	Average Debt: $27.0 million * 9.07
March	5.32	+ 3.50	+ 0.70	= 9.52	Interest Expense = $2.5 million
April	5.32	+ 3.00	+ 0.70	= 9.02
May	5.32	+ 3.00	+ 0.70	= 9.02
June	5.32	+ 3.00	+ 0.70	= 9.02	Min Approval:
July	5.32	+ 3.00	+ 0.70	= 9.02	Average Debt: $25.7 million * 9.07
August	5.50	+ 3.00	+ 0.70	= 9.20	Interest Expense = $2.3 million
September	5.49	+ 3.00	+ 0.70	= 9.19
October	4.98	+ 3.00	+ 0.70	= 8.68	The Min Approval would also
November	4.77	+ 3.00	+ 0.70	= 8.47	include $12.5 million of
December	5.02	+ 3.00	+ 0.70	= 8.72	subordinated debt at 15.5% or
			Average	= 9.07%	$1.9 million annually
					Total interest = $4.3 million

1 Month	Plus	Plus
2008	Libor	Spread	Hedge	Totals
January	3.91%	+ 3.00%	+ 0.70%	= 7.61%	Max Approval:
February	3.14	+ 3.00	+ 0.70	= 6.84	Average Debt: $27.0 million * 6.87
March	2.81	+ 3.00	+ 0.70	= 6.70	Interest Expense = $0.9 million
April	2.79	+ 3.00	+ 0.70	= 6.70
May	2.51	+ 3.00	+ 0.70	= 6.70	Min Approval:
June	2.47	+ 3.00	+ 0.70	= 6.70	Average Debt: $25.7 million * 6.87
			Average	= 6.87%	Interest Expense = $0.8 million
					The Min Approval would also include $12.5 million of subordinated debt at 15.5% or
					$1 million through June 2008

					Total interest = $1.9 million

Larry Spirgel
September 12, 2008

Interest Expense Savings

Interest expense on Cyalume Technologies, Inc.’s audited December 31, 2007 Statement of Operations was $5.6 million. Under the Max and Min Approvals, interest expense savings would be approximately $3.2 million and $1.4 million, respectively.

Interest expense on Cyalume Technologies, Inc.’s June 30, 2008 Statement of Operations was $2.4 million. Under the Max and Min Approvals, interest expense savings would be approximately $1.5 million and $0.5 million, respectively.

Notes:

•	The 1 Month Libor rates were taken from: http//www.wsjprimerate.us/libor/libor_rates_history.htm

•	The Libor floor is 3.00%

•
The hedge amount is based on a five-year swap at 4.2% less the Libor floor of 3.0%. Therefore, 50% of the term loan ($10 million x 1.2%) plus 100% of the CREM ($5 million x 1.2%) totaling $0.2 million divided by total outstanding debt of $25 million = 0.70%

•	The other terms and conditions required to be met in order to close the financing are typical for a transaction of this nature.

•
As of September 10, 2008 Vector had accepted a term sheet from a subordinated lender for a minimum of $12.5 million of senior subordinated financing (the “Proposed Subordinated Loan”). The Proposed Subordinated Loan has a maturity of 5.5 years from the date funds are provided to Vector and has no principal amortization requirements. Interest expense is comprised of (i) 13.0% per annum payable in cash on a quarterly basis in arrears, and (ii) 2.5% per annum deferred, compounded quarterly and payable at maturity. The Proposed Subordinated Loan is unsecured. The Proposed Subordinated loan, when entered into, will contain a number of conditions that are typical for a transaction such as this financing that must be satisfied in order for the financing closing to occur, including completion of all business and legal due diligence and mutually agreeable negotiation, execution and delivery of definitive documentation.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 91

25.
Refer to response to comment 38 from our letter dated July 31, 2008 and your discussion of the TD Banknorth commitment letter on pages 10 and 11. Please clarify whether the lender, TD Banknorth N.A., also has signed the commitment letter. Also, expand the disclosure in the notes to explain the “new debt structure”, including the basis for determining the average interest rate for each of the periods, in light of the uncertainties in the terms, such as the acceptable level of interest rate protection, noted on page 11. Tell us whether the loan commitment is contingent on successful negotiation of the interest rate protection and if so, how you determined that the interest rates used are factually supportable, as the effective interest rate will be impacted by the level of hedging required in the final agreement.

Larry Spirgel
September 12, 2008

The disclosure on pages 11, 12 and 96 has been revised in accordance with the Staff’s comment. As disclosed in the notes to the unaudited pro-forma financial statements, the TD Banknorth loan requires interest rate protection which TD has indicated can be satisfied with either interest rate swaps or interest rate caps that cover a minimum of 3 years. The unaudited pro forma condensed consolidated financial statements have been prepared using an interest rate swap whereby the borrower would swap its variable rate based cash flows for fixed rate based ones. Based on rates in effect as of August 7, 2008, as provided by TD Banknorth, a five year swap for a fixed rate of approximately 4.2% could be currently obtained. Entering into such a swap would raise the effective rate of interest paid on the Term Loan by 0.6% (50% times 1.2%, the difference over the Libor floor of 3.0%), or $120,000 per annum based on the initial principal balance; and, by 1.2% for the CREM, or $60,000 per annum based on the initial principal balance and without regard to monthly principal amortization payments which would lower the impact.

26.
Please also expand the disclosure in notes gl-g5 to include the impact of a 1/8% variance in the interest rate. Please provide us with a detailed analysis of your determination of the current interest rate which explains the difference in rates between your secured and subordinated debt.

The disclosure on page 104 has been revised in accordance with the Staff’s comments.

The detailed analysis of the determination of the current interest rates is disclosed in the response to Question 24 above.

Financial Statements - Cyalume Technologies. Inc.

Note 13 —Commitments and Contingencies, page F-20

27.
Refer to your response to comment 40 from our letter dated July 31, 2008. Please expand the disclosure on pages F-21 and F-32 to clarify whether the Sellers were the former stockholders of GMS or former stockholders of Omniglow.

The disclosure on pages F-24 and F-32 has been revised in accordance with the Staff’s comments.
28.
We note your response to comment 41 from our letter dated July 31, 2008 and the revised disclosure on page F-32. Please expand the subsequent events disclosure on page F-24 and related disclosure on page F-32 to describe the various escrow arrangements, including the terms of each escrow account and the conditions required for the release of funds from each escrow account. Disclose the amount of each escrow account as of the acquisition date and subsequent to the litigation settlement. Also, expand the disclosure to explain the reason for using the indemnification escrow funds for the settlement and how the escrow terms permitted the use of such funds for the settlement.

Cyalume has provided the original escrow terms for your review as Exhibit A to this letter. Cyalume does not believe that the disclosure of the escrow terms is relevant in the notes to the financial statements as the original escrow terms are not relevant to the settlement reached and disclosed. The release of the funds following the settlement was not in accordance with the terms of the original stock purchase agreement, but was rather in accordance with the settlement agreement where it was mutually agreed by both parties to the settlement that funds in the indemnification escrow account would be used to pay the amounts due to the Buyers for the convenience of both parties.

Larry Spirgel
September 12, 2008

The Purchase Price escrow account had $7,000,000 as of the acquisition date. The Indemnification escrow account had $7,000,000 as of the acquisition date. The Tax Return escrow account had no balance as of the acquisition date as it was created upon receipt of a $1,760,735 tax refund in February 2007. Subsequent to the litigation settlement all three accounts had no balance.

Cyalume (“Buyers”) never filed a Purchase Price claim against the Purchase Price escrow. No claims filed by Cyalume were ever mutually agreed to. Throughout 2006 and 2007 the parties to the settlement held extensive discussions and ultimately multiple arbitration proceedings were filed by each party against the other. These proceedings were eventually consolidated into two arbitrations and hearings were scheduled.

As both parties committed time and money to preparing for the hearings it became clear that a settlement between the parties would be beneficial to each party in order to avoid costly legal fees, and settlement negotiations began.

The parties never agreed to resolution of any of the specific claims against each other, neither those related to the escrow accounts nor those related to subsequent events. However, for the benefit of each party in avoiding the uncertainties, burdens and expense of litigation, and without making any admission of liability or wrongdoing, it was agreed that the Sellers would pay $3,000,000 to the Buyers in exchange for the Buyers agreeing to release the funds held in escrow and other consideration. There was no intention by either party to adjust the purchase price as provided in the Stock Purchase Agreement, nor is there any way to allocate the settlement to purchase price issues and subsequent event issues as none of the open issues were individually resolved. The parties agreed to settle the claims to avoid the expense of litigation. Therefore, Cyalume accounted for the settlement as a gain in the period the settlement was reached in accordance with FAS 16 and FAS 141.

To facilitate payment of the amounts due to the Buyers it was agreed that the $3,000,000 would be paid from funds held in escrow. This had the same affect as releasing all the escrow funds to the Seller and then having the Seller remit the $3,000,000 settlement payment back to the Buyers. The use of funds held in escrow was merely an administrative short-cut to facilitate the agreement.

Based on the above discussion, it would be inappropriate and misleading to include extensive information about the original Stock Purchase Agreement escrow accounts in the footnotes as the settlement was not in accordance with the original terms. Therefore, the disclosures on pages F-24 and F-32 have not been revised. We have made the disclosure on page F-24 consistent with the more extensive discussion on page F-32.

Related clarifying changes were made to pages 74, F-8 and F-18.

Larry Spirgel
September 12, 2008

29.
In your response letter describe in reasonable detail the facts and circumstances leading up to the claims and how these were addressed in the settlement of the litigation. Also address the following items:

•
Describe the nature of the claims with respect to the certain representations, warranties, contracts, covenants and other agreements in connection with the Transaction referred to in the disclosure at page F-32. Also discuss how you evaluated each of these claims in determining whether these involve matters that existed prior to the acquisition or matters that arise from the acquisition.

•	Discuss the provisions of the two escrow arrangements for purchase price adjustment and indemnification matters.
•
Discuss how the terms of the escrow arrangements were considered during the course of the litigation process. In other words, discuss whether each of the claims could potentially have been settled under the terms of the escrow accounts.

•	Discuss how you considered the nature of the claims and the substance of the settlement in evaluating the accounting literature discussed in your response to prior comment 41.

When GMS Acquisition Partners LLC (“Buyers”) purchased Omniglow Corporation (“Sellers”) in January 2006, the Stock Purchase Agreement provided two escrow arrangements and required an audit of the 2005 financial statements. See the response to comment number 28 for the complete text of the escrow arrangements in the Stock Purchase Agreement.

When the buyers attempted to complete the audit of the 2005 financial statements (using the same auditors as the Sellers had used) it found that the books and records of Omniglow were not kept accurately, and an audit opinion could not be obtained within the time frame specified by the Stock Purchase Agreement.

The 2005 audit dragged on until January 2008, almost 2 full years after the purchase was closed. During this time there were innumerable meetings between the Buyer and Seller to resolve the open accounting and escrow issues. Both parties committed significant time and energy to the discussions. During these meetings acrimony arose between the two parties as accusations were made by each party against the other. It proved to be impossible to work together and resolve any of the outstanding audit or escrow issues. As the 2005 audit dragged on into 2007 it began impacting the Buyer’s ability to run its business, close the 2006 financial audit, or provide financial statements required by Buyer’s lenders and vendors.

Arbitration proceedings began in 2006. However, no arbitrator ever heard the claims by the parties and none of the claims were resoled between the parties, so it is impossible to determine the validity of any of the individual claims.

Larry Spirgel
September 12, 2008

By the end of 2007, it was clear to both sides that they were paying more in legal fees than was fiscally sound, and serious settlement talks began. These talks finally resulted in an agreement in January 2008. The settlement amount reflects an attempt by the parties to address the arbitration costs and expenses incurred, rather than the amount of damages alleged in the action.

According to the settlement agreement, the entire purpose was to “avoid the uncertainties, burdens and expense of litigation and without making any admission of liability or wrongdoing, the Parties have reached an amicable resolution of their disputes.” There is no mention in the Settlement Agreement of the Purchase Price as there was no intention of addressing the Purchase Price. The Settlement was merely to end the arbitration and avoid additional legal fees.

The following address the bullet comments in Comment 29:

o
The first bullet asks us to describe the nature of the claims. The nature of the claims did not impact the settlement reached, and therefore a detailed recitation of the details of each claim is not necessary in order to understand the settlement or the accounting for the settlement. The sole purpose of the settlement was to end the arbitration proceeding and end the time expended by management and cost of continuing the proceedings. None of the individual claims was ever resolved.

o	Provisions of the two escrow arrangements are provided in our response to comment 28 in this letter.

o
Several of the claims could potentially have been settled under the terms of the escrow accounts, but none were, so it is impossible to know the dollar value of the claims that might have been settled under an escrow arrangement. The purpose of the settlement was to end the proceeding and was not escrow related. The funds were paid from the escrow accounts merely for the convenience in settling the agreement.

o
In determining how to account for the settlement the, Buyers considered what information they had to determine a change in purchase price. Since the settlement agreement did not mention adjustment of the purchase price, there was no basis for assigning a portion of the settlement to the purchase price. As noted in the response to comment 41 from the July 31, 2008, the Buyer applied the provisions of FAS 16 and FAS 141 and appropriately accounted for the gain as a current period event.

Larry Spirgel
September 12, 2008

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me at (212) 407-4866.

Very truly yours,

Giovanni Caruso

EXHIBIT A

so asserted and (ii) only include disagreements based on mathematical errors or based on Closing Balance Sheet not being calculated in accordance with this Section 1.4. If a Notice of Balance Sheet Disagreement is received by Purchaser in a timely manner, then any amounts or calculations set forth on the Closing Date Balance Sheet that are the subject of any such Notice of Balance Sheet Disagreement shall become final and binding upon Sellers and Purchaser on the earlier of (A) the date Sellers' Representative and Purchaser resolve in writing any differences they have with such amounts or calculations and (B) the date any such disputed amounts or calculations are finally resolved in accordance with Section 1.4(d) below.

(d) During the 30-day period following the delivery of a Notice of Balance Sheet Disagreement, Sellers' Representative and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Balance Sheet Disagreement. If, at the end of such 30-day period, such differences have not been resolved, Sellers' Representative and Purchaser shall, within the subsequent 30-day period, submit to an independent accounting firm (the "Accounting Firm") for arbitration, in accordance with the standards set forth in this Section 1.4, any and all matters that remain in dispute and were properly included in the Notice of Balance Sheet Disagreement, in the form of a written brief. The Accounting Firm shall be a nationally recognized U.S. independent public accounting firm as shall be agreed upon by the Sellers' Representative and Purchaser in writing. Sellers' Representative and Purchaser shall use reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted on a timely basis to the Accounting Firm within 30 days of the receipt of such submission. The Accounting Firm's decision shall be based solely on written submissions made on a timely basis by Sellers' Representative and Purchaser and their respective representatives and not by independent review. The Accounting Firm shall address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accounting Firm incurred pursuant to this Section 1.4 shall be borne by Purchaser and Sellers in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted.

(e) If the final Closing Date Balance Sheet states that the Working Capital as of the Closing Date is less than $9,559,000, Sellers shall, within 10 Business Days after such time the Closing Date Balance Sheet become final and binding on the parties, make payment to the Purchaser of the amount of such difference, together with an amount equal to a pro rata portion (determined on the basis of the ratio that the amount of such difference bears to the aggregate Indemnification Escrow Amount) of the amount of the net earnings from the investment of the Indemnification Escrow Amount pursuant to the Indemnification Escrow Agreement. Any amounts that are due from Sellers to Purchaser under this Section 1.4 shall be paid exclusively from the Indemnification Escrow Amount (pursuant to the Indemnification Escrow Agreement). Notwithstanding the foregoing, any write-downs of the Accounts Receivable listed on Exhibit 1.4(e) and any write-downs of Inventory shall not affect the calculation described in first sentence of this Section 1.4(e).

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(f) During the 45 day period following delivery of the Actual Closing Date Balance Sheet, Purchaser shall afford, and shall cause the Company and the Subsidiary to afford, to Sellers' Representative and any accountants, counsel or financial advisers retained by Sellers' Representative in connection with the determination of the Closing Date Balance Sheet in accordance with this Section 1.4, reasonable access during normal business hours to all the properties, books, contracts, personnel and records of the Company and the Subsidiary relevant to the determination of the Closing Date Balance Sheet in accordance with this Section 1.4.

1.5 EBITDA Purchase Price Adjustment.

(a) As soon as practicable (and in any event no later than April 15, 2006), Purchaser shall cause to be prepared and delivered to Sellers' Representative the audited combined income statement of the Company and the Subsidiary for the calendar year ended December 31, 2005 (the "2005 Income Statement"), a calculation of EBITDA with respect to the Business for the year ended December 31, 2005 based on the 2005 Income Statement (the "EBITDA Calculation"), and a calculation of any adjustment to the Purchase Price, and all work papers and back-up materials relating thereto. The 2005 Income Statement shall be prepared in accordance with GAAP, using the same accounting methods, policies, practices, principles and procedures as were used in the preparation of the statements of operations included in the GMS Financial Statements. The calculation of EBITDA shall not take into account any write-downs of any assets of the Company or the Subsidiary, other than the gross margin resulting from write-downs of Accounts Receivable (other than the Accounts Receivable listed on Exhibit 1.4(e)) or write-downs resulting from or arising out of fraud, or otherwise reflect any revenues or expenses related to or arising out of any business, operations, assets or liabilities outside of the Business.

(b) The EBITDA Calculation shall become final and binding upon the Sellers and Purchaser on the 45th day following delivery thereof, unless Sellers' Representative gives written notice of its disagreement with any amounts or calculations set forth on the EBITDA Calculation (a "Notice of EBITDA Disagreement") to Purchaser prior to such date, and all amounts and calculations set forth on the EBITDA Calculation that are not the subject of a Notice of EBITDA Disagreement shall become final and binding on such date. Any Notice of EBITDA Disagreement shall specify in reasonable detail the nature of any disagreement so asserted. If a Notice of EBITDA Disagreement is received by Purchaser in a timely manner, then any amounts or calculations set forth on the EBITDA Calculation that are the subject of any such Notice of EBITDA Disagreement shall become final and binding upon Sellers and Purchaser on the earlier of (A) the date Sellers' Representative and Purchaser resolve in writing any differences they have with such amounts or calculations and (B) the date any such disputed amounts or calculations are finally resolved in accordance with Section 1.5(c) below.

(c) During the 30-day period following the delivery of a Notice of EBITDA Disagreement, Sellers' Representative and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of EBITDA Disagreement. If, at the end of such 30-day period, such differences have not been resolved, Sellers' Representative and Purchaser shall, within the subsequent 30-day period, submit to an Accounting Firm for arbitration, in accordance with the standards set forth in this Section 1.5, any and all matters that remain in dispute and were properly included in the Notice of EBITDA Disagreement, in the form of a written brief. The Accounting Firm shall be a nationally recognized United States independent public accounting firm as shall be agreed upon by the

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